File No. 70-9105




                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT NO. 1

                                     TO THE

                              FORM U-1 APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                            ------------------------


                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                Dallas, TX 75202

             (Names of companies filing this statement and addresses
                         of principal executive offices)
                            ------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)
                            ------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                          New York, New York 10005-1413

                   (Names and addresses of agents for service)













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                  Central  and  South  West  Corporation   ("CSW"),  a  Delaware
corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Amendment No. 1 to amend and restate in its entirety the Form U-1 Application in this file. CSW seeks authority: (1) to repurchase up to ten percent of its outstanding common stock as of June 30, 1997 from its stock and employee benefit plans (pursuant to the terms and conditions of such plans) from time to time through December 31, 2002; and (2) to utilize its short-term borrowing program, including without limitation funds borrowed through its commercial paper program previously authorized by Commission order, to finance its repurchase of up to twenty percent of its outstanding common stock as of June 30, 1997 (the "Aggregate Limit"), whether such repurchases are from its employee benefit plans under the authority requested herein or through transactions that are exempt under Rule 42 of the Act. Item 1. Description of the Proposed Transactions.
                  CSW proposes to  repurchase  up to ten percent  (approximately
21.22 million shares) of its outstanding common stock, par value $3.50 ("Shares"), as of June 30, 1997, through purchases from its stock and employee benefit plans, as described more fully below (pursuant to the terms and conditions  of  such  plans)  from  time  to  time  through  December  31,  2002
("Purchases").  In  addition,  CSW may engage in  unlimited  purchases of Shares
pursuant  to  the  exemption   provided  by  Rule  42  under  the  Act  ("Exempt
Purchases"). CSW proposes to use its general funds and/or short-term borrowings to finance its purchase of Shares up to the Aggregate Limit on an interim basis.
                  The objectives of the Purchases are to support the market price of CSW's common stock, to facilitate any disaggregation or other restructuring that may be mandated or made attractive by electric utility
restructuring   legislation  or  the  evolution  of  a  competitive  electricity marketplace, to gain the flexibility to adjust its capital structure, and to effectively utilize the proceeds of any system for stranded cost recovery pursuant to electric utility restructuring legislation that may be adopted at the federal or state level.
                  CSW seeks authority to repurchase Shares from the CSW Dividend Reinvestment and Stock Purchase Plan (the "DRSPP"), which presently holds approximately ten million Shares, and the CSW Retirement Savings Plan (the "RSP"
and,   collectively  with  the  DRSPP,  the  "Plans"),   which  presently  holds
approximately eleven million Shares, pursuant to the terms and conditions of those plans. The DRSPP, which was approved by the Commission by orders dated October 4, 1993 (HCAR No. 25902), January 30, 1996 (HCAR No. 26465) and November 27, 1996 (HCAR No. 26616) in File No. 70-8087, is a stock plan through which anyone can voluntarily make Share purchases directly from CSW. Individuals holding Shares through the DRSPP can also sell such Shares through the DRSPP to reduce their Share holdings. At present, the DRSPP administrator sells such Shares into the market at the then-prevailing market price for Shares. CSW seeks authority to purchase such Shares from the DRSPP from time to time at the market price for Shares at the time of any such purchase.
                  The RSP is a voluntary employee benefit plan, which is a 401(k) savings plan, through which CSW employees can contribute a percentage of their pay on a tax-advantaged basis to purchase Shares and other investments in order to save for their retirement. When participants in the RSP wish to reduce their holdings of Shares through the RSP, Shares are typically sold by the RSP administrator into the market at the then-prevailing market price for Shares. CSW requests authority to purchase such Shares from the RSP from time to time at the market price for Shares at the time of any such purchase.
                  CSW intends to use its general funds and/or short-term borrowings, including without limitation funds borrowed through its short-term borrowing program previously authorized by order dated March 28, 1997 (HCAR No. 26697; File No. 70-8557) (the "Short-Term Borrowing Authority") to finance its purchase of Shares up to the Aggregate Limit (whether by Purchases or Exempt Purchases) on an interim basis, until such time as the amounts paid in respect of repurchased shares are refinanced on a permanent basis or repaid using internally generated funds, the proceeds of any issuance of preferred stock or debt securities by CSW and/or its subsidiaries (either pursuant to separate Commission authority or subject to further Commission approval), or the proceeds
of  any  system  for  stranded  cost  recovery   pursuant  to  electric  utility
restructuring legislation that may be adopted at the federal or state level.
                  Although CSW can engage in Exempt Purchases in unlimited amounts, it will only use funds raised under its Short-Term Borrowing Authority to acquire Shares, whether through Purchases or Exempt Purchases, up to the Aggregate Limit. If CSW wishes to repurchase Shares above the Aggregate Limit, it undertakes not to utilize its Short-Term Borrowing Authority to finance such repurchases without a further Commission order approving such higher level of short-term borrowing for the purpose of repurchasing Shares.
                  CSW will file a certificate of notification pursuant to Rule 24 within sixty days of the end of any quarterly period in which it repurchases Shares from the Plans, which certificate will report: (1) the number of Shares repurchased from each Plan; and (2) the aggregate purchase price paid for the Shares so repurchased. Item 2. Fees, Commissions and Expenses.
                  An estimate of the fees and expenses to be paid or incurred by CSW in connection with the proposed transactions is as follows:


                  Counsel Fees:
                    Milbank, Tweed, Hadley & McCloy ........ $ 5,000

                  Miscellaneous and incidental expenses
                    including travel, telephone and
                    postage ................................   1,000


                  Total .................................... $ 6,000


Item 3.  Applicable Statutory Provisions.
                    Sections 9(a), 10 and 12(c) of the Act and Rule 42 thereunder are or may be applicable to the transactions proposed herein. To the extent that any other sections of the Act may be applicable to the proposed transactions, CSW hereby requests appropriate authority thereunder. CSW believes that numerous orders of the Commission provide precedent for the its repurchase of common stock in general. See, e.g., Central and South West Corp., HCAR No. 25961 (Dec. 22, 1993); Entergy Corp., HCAR No. 25699 (Dec. 9, 1992); General
Public Utilities Corp., HCAR No. 25749 (Feb. 24, 1993); National Fuel Gas Co., HCAR No. 25052 (Mar. 9, 1990); American Electric Power Co., HCAR No. 25036 (Feb. 8, 1990). Indeed, in 1994, the Commission amended Rule 42 to permit most repurchases of securities by a registered holding company and its subsidiaries without Commission approval.
                  The Purchases for which authority is requested herein do not qualify for the Rule 42 exemption because the Plans are affiliates of CSW. CSW proposes to make Purchases at the market price that prevails at the time of such Purchases and will make such Purchases from the Plans, which will be voluntary sellers, pursuant to the terms and conditions of such plans. Thus, like stock repurchases under Rule 42, the Purchases do not present the opportunity for overreaching, cross-subsidization or the other abuses of the affiliate relationship against which the Act protects. As such, the Purchases satisfy the applicable standards of the Act and the rules thereunder. Rule 54
                  No proceeds from the proposed transactions will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), or a foreign utility company, as defined in Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein thereby satisfying such provision and making Rule 53(c) inapplicable.
                  CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of September 11, 1997 was approximately $921 million, or approximately 47% of $1,970 million, CSW's average consolidated retained earnings for the four consecutive quarter periods ended June 30, 1997. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of the Operating Subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4). Item 4. Regulatory Approval.
                  No state or federal regulatory authority, other than the Commission, has jurisdiction over the proposed transactions.
Item 5.  Procedure.
                  The Company respectfully requests that the Commission issue no later than September 19, 1997 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than October 13, 1997, as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than October 14, 1997, an appropriate order granting and permitting this Application to become effective.
                  No recommended decision by a hearing officer or any other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter; and it is respectfully requested that any such order be made effective immediately upon the entry thereof.
Item 6.  Exhibits and Financial Statements.
 Exhibit 1 -       Revised Preliminary Opinion of Milbank, Tweed, Hadley &
                   McCloy, counsel to CSW.

 Exhibit 2 -       Revised Proposed Notice of Proceeding.

 Exhibit 3 -       Financial Statements per books and pro forma as of
                   June 30, 1997 of CSW and subsidiaries.

Item 7.  Information as to Environmental Effects.
                  The Commission's action in this matter will not constitute any major federal action having a significant effect on the human environment. To the best of CSW's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.


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                                S I G N A T U R E
                                - - - - - - - - -


                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
                  Dated:  October 10, 1997


                                   CENTRAL AND SOUTH WEST CORPORATION


                                   By:/s/ WENDY G. HARGUS
                                         Wendy G. Hargus
                                         Treasurer


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                                INDEX OF EXHIBITS


EXHIBIT                                                     TRANSMISSION
NUMBER                              EXHIBITS                    METHOD
-------                             --------                 ------------

  1               Revised Preliminary Opinion of               Electronic
                  Milbank, Tweed, Hadley & McCloy,
                  counsel to CSW.

  2               Revised Proposed Notice of Proceeding.       Electronic

  3               Financial Statements per books and pro          ___
                  forma as of June 30, 1997 of CSW and
                  subsidiaries (previously filed).